COHEN & STEERS LOW DURATION PREFERRED AND INCOME FUND, INC.

280 Park Avenue, 10th Floor

New York, New York 10017

November 6, 2015

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Elisabeth Bentzinger, Senior Counsel

Re:	Cohen & Steers Low Duration Preferred and Income Fund, Inc.

    File Numbers: 333-206888; 811-23097

Ladies and Gentlemen:

On behalf of Cohen & Steers Low Duration Preferred and Income Fund, Inc. (the “Fund”), transmitted for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Pre-Effective Amendment No. 1 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A filed with the Securities and Exchange Commission (the “Commission”) on September 11, 2015 (the “Registration Statement”).

The Amendment is marked to show changes made in response to comments of the Commission’s staff (the “Staff”) on the Registration Statement that were provided to Ms. Dana A. DeVivo, Esq., Associate Counsel of Cohen & Steers Capital Management, Inc., by Elisabeth Bentzinger of the Staff in a letter dated October 8, 2015. For the convenience of the Staff, written comments have been restated below in their entirety. The Fund’s response follows each comment. References in the responses to the Fund’s prospectus (the “Prospectus”) or statement of additional information (the “SAI”) are to those filed as part of the Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment. References to page numbers herein refer to page numbers in the Amendment. Certain other stylistic and clarifying changes have been made in the Amendment.

GENERAL COMMENTS

1.	Missing Information: Please complete or update all information that is currently in brackets or missing in the Registration Statement (e.g., fee table, expense example, information in the statement of additional information (“SAI”), exhibits). We may have further comments when you supply the omitted information.

Response: Substantial information has been added to the Amendment to further complete the Registration Statement, including required exhibits. We understand that you may have further comments.

2.	Fidelity Bond: All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940 (the “1940 Act”).

Response: The Fund intends to comply with its obligation to file an electronic report with the Commission with respect to its fidelity bond coverage under Rule 17g-1(g).

3.	Ticker Symbols: Please update the Fund’s series and class identifiers to reflect the ticker symbols for each class. See Rule 313(b)(1) of Regulation S-T.

Response: The Fund’s series and class identifiers have been updated to reflect the ticker symbols for each class.

PROSPECTUS

Fund Summary

Fund Fees and Expenses (p.1)

4.	Format: Please reformat the headings in the table in accordance with Form N-1A (e.g., it appears that Other Expenses and Service Fee are part of Distribution (12b-1) Fees).

Response: The fee table has been reformatted as requested.

5.	Service Fee: To avoid investor confusion, please consider rephrasing the caption “Service Fee” to “Shareholder Service Fee” consistent with the terminology in other sections of the Prospectus.

Response: The subcaption “Service Fee” has been renamed “Shareholder Service Fee” to be consistent with the terminology in other sections of the Prospectus.

6.	Other Expenses: Please disclose in a footnote to the Table that “Other Expenses” are based on estimated amounts for the current fiscal year. See Instruction 6(a) of Item 3 of Form N-1A.

Response: Footnote 2 has been added to the fee table to explain that “Other Expenses” and “Total Other Expenses” are based on estimated amounts for the current fiscal year.

7.	Acquired Fund Fees and Expenses: The Prospectus indicates that the Fund may invest in other investment companies, including exchange-traded funds. If acquired fund fees and expenses will exceed 0.01% of the average net assets of the Fund, please disclose these fees and expenses as a separate line item in the fee table. If included, please also disclose in a footnote that these expenses are based on estimated amounts for the current fiscal year. See Instructions 3(f)(i) and (vi) of Item 3 of Form N-1A.

Response: Pursuant to Instruction 3(f)(i) of Item 3 of Form N-1A, the Fund respectfully submits that the line item “Acquired Fund Fees and Expenses” is not included because the Fund does not anticipate acquired fund fees and expenses to exceed 0.01% of the average net assets of the Fund.

8.	Fee Waiver/Expense Reimbursement: The fee table includes a line item for “Fee Waiver/Expense Reimbursement.” If this agreement will be in effect for less than one year from the date of the Registration Statement’s effectiveness, then please remove the agreement from the fee table and the expense example. (We note that the narrative preceding the example states that this agreement will terminate June 30, 2016.) Otherwise, please disclose the period for which the agreement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. See Instruction 3(e) of Item 3 of Form N-1A.

Response: Footnote 4 has been added to the fee table to describe the fee waiver, the expenses that are excluded from the fee waiver, the period for which the fee waiver is expected to continue, and who can terminate the fee waiver and under what circumstances. The narrative preceding the example has also been updated to reflect that the fee waiver is expected to continue in effect for more than one year from the date of the Registration Statement’s effectiveness.

Principal Investment Strategies (pp.2-3)

9.	Underlying Funds and 80% Test: The Prospectus states that the Fund may invest in securities of open-end, closed-end, and exchange-traded funds (“underlying funds”). A fund and its adviser may not ignore the investments of underlying funds, whether affiliated or unaffiliated with the fund, when determining whether the fund is in compliance with its Rule 35d-1 80% investment policy. Please add disclosure indicating that the Fund will consider the investments of the underlying funds when determining compliance with its 80% policy.

Response: The Fund has added disclosure reflecting that it considers the investments of any open-end, closed-end or exchange-traded fund in which it may invest, to the extent known by the Fund, when determining whether the Fund is in compliance with its 80% investment policy.

10.	Duration: In the first sentence of the third paragraph, please explain what is meant by “modified” duration.

Response: The Fund has revised the disclosure in the third paragraph to clarify what is meant by “modified” duration. The revised disclosure is as follows (new language is underlined):

“Duration is a mathematical calculation of the average life of a fixed-income or preferred security that serves as a measure of the security’s price risk to changes in interest rates (or yields). Modified duration (“duration”) is a more precise measure of a security’s sensitivity to interest rates (or yields) compared to its term to maturity. Prices of securities with higher durations are usually more sensitive to interest rate (or yield) changes than securities with lower durations. Duration incorporates certain characteristics of a security, such as the security’s yield, coupon payments (including the frequency of coupon resets, if applicable), price and par value, final maturity (if any) and call features, into one measure.”

11.	Maturity: Please disclose whether the Fund has any requirements concerning maturity when investing in debt instruments.

Response: The Fund has revised the disclosure to reflect that the Fund can invest in debt securities of any maturity. The revised disclosure is as follows (new language is underlined): “The Fund may invest in debt securities of any maturity or credit rating….”

12.	Below Investment Grade Securities: To avoid investor confusion, please clarify in the disclosure that a BBB- rating is considered investment grade. Further, please consider disclosing the lowest rating of a security in which the Fund may invest and whether the Fund may, as part of its principal investment strategies, invest in securities that are in default. Please disclose that junk bonds are speculative in nature.

Response: The Fund has revised the disclosure on below investment grade securities to clarify that a BBB- rating is considered to be investment grade, that junk bonds are speculative in nature and to disclose that the Fund may invest in securities of any credit rating. The Fund respectfully submits that by stating that the Fund may invest in securities of any credit rating, the Fund is disclosing that it may invest in securities that are in default, as default is the lowest possible credit rating. The revised disclosure is as follows (new language is underlined):

“The Fund may invest in debt securities of any maturity or credit rating, including investment grade securities, below investment grade securities and unrated securities. Although not required to do so, the Fund will generally seek to maintain a minimum weighted average senior debt rating of companies in which it invests of BBB-, which the Fund considers to be investment grade…. Below investment grade securities are also known as “high yield” or “junk” securities and are regarded as having more speculative characteristics with respect to the payment of interest and repayment of principal.”

13.	Derivative Investments: In general, when discussing derivative investments, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Additionally, please disclose the specific types of swap transactions in which the Fund may engage (e.g., total return swaps). Please confirm supplementally that derivatives will be valued at market/fair value rather than notional value for purposes of the Fund’s Rule 35d-1 80% policy.

Response: The Fund has reviewed the derivatives disclosure in light of the letter referenced above and believes the disclosure is consistent with the observations therein. The Fund also respectfully submits that the Fund discloses the types of swap transactions that the Fund may engage in the fifth paragraph of page 3 of the Prospectus where the Fund states: “The Fund is authorized to purchase, sell or enter into any derivative contract or option on a derivative contract, transaction or instrument, without limitation, including various interest rate transactions such as swaps…and foreign currency transactions such as…swaps.” The Fund believes that this disclosure is sufficient to indicate that the Fund may utilize interest rate swaps and foreign currency swaps.

In addition, the Fund confirms that the valuation of derivatives will comply with rules and guidance published by the Commission, including SEC Release No. IC-10666, “Securities Trading Practices of Registered Investment Companies.”

14.	Short Sales: The Prospectus indicates that the Fund may enter into short sales as a principal investment strategy. Please briefly explain the concept of short selling in accordance with plain English principles. See Rule 421(d) under the Securities Act of 1933 (the “1933 Act”) and Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update (2014-08) (June 2014). Further, please confirm supplementally that any expected dividend and interest expenses associated with short sale transactions will be included in the fee table.

Response: The Fund respectfully submits that it no longer intends to enter into short sales as a principal investment strategy and has removed the related disclosure from the Prospectus.

Principal Risks (pp. 3-8)

15.	New Fund: Please consider disclosing in the summary and in the Item 9(c) disclosure the risks associated with investing in a new fund (e.g., the Fund may have higher expenses, may not grow to an economically viable size, may cease operations, investors may be required to liquidate or transfer their investments at a loss, etc.).

Response: The Fund has added the following to the discussion of principal risks in both the summary and in the Item 9(c) disclosure:

“New Fund Risk. The Fund was recently formed. Accordingly, investors in the Fund bear the risk that the Fund may not be successful in implementing its investment strategy, may not employ a successful investment strategy, or may fail to attract sufficient assets to realize economies of scale, any of which could result in the Fund being liquidated at any time without shareholder approval and at a time that may not be favorable for all shareholders. Any such liquidation could have negative tax consequences.”

16.	Underlying Funds: Please consider disclosing as a principal risk of the Fund that shareholders may pay higher fees than shareholders of other types of funds based on the layering of fees encompassing the expenses of the Fund and the underlying funds in which it invests.

Response: The Fund has added the following disclosure to the Principal Risks section in the summary:

“Other Investment Companies Risk. To the extent the Fund invests in shares of another fund, Fund shareholders would indirectly pay a portion of that fund’s expenses, including advisory fees, brokerage costs, and other fund expenses. These fees and expenses are in addition to the direct expenses of the Fund’s own operations.”

17.	Financials Sector Industry: The Prospectus includes principal risk disclosure about concentrating in the financials sector industry. Please also disclose the principal risks associated with the specific securities that are part of the financials sector industry (e.g., investing in REITs may expose investors to the risks of owning real estate directly). This comment also applies to other sectors and industries that are part of the Fund’s principal investment strategies, such as energy, industrials, utilities, pipelines, health care, and telecommunications.

Response: The Fund has expanded its risk disclosure on its concentration in the financials sector industry. The Fund has also added additional risk disclosure on the other sectors and industries that the Fund may or may not invest in, such as energy, industrials, utilities, pipelines, health care, and telecommunications.

18.	Contingent Capital Securities Risk (“CoCos”): In accordance with plain English principles, please revise the discussion on CoCos to more clearly indicate, if true, that: (a) the security’s “loss absorption characteristics” are for the benefit of the issuer, not the investor; (b) the issuer will exercise the mandatory conversion right in response to an adverse event concerning the issuer; and (c) a mandatory conversion will negatively impact the value of the security.

Response: The Fund has revised the discussion on CoCos accordingly. The revised disclosure is as follows (new language underlined):

“CoCos are debt or preferred securities with loss absorption characteristics built into the terms of the security for the benefit of the issuer, for example a mandatory conversion into common stock of the issuer under certain circumstances, such as the issuer’s capital ratio falling below a certain level. If a CoCo provides for mandatory conversion of the security into common stock of the issuer under certain circumstances, such as an adverse event, the Fund could experience a reduced income rate, potentially to zero, as a result of the issuer’s common stock not paying a dividend. In addition, a conversion event would likely be the result of or related to the deterioration of the issuer’s financial condition (e.g., such as a decrease in the issuer’s capital ratio) and status as a going concern, so the market price of the issuer’s common stock received by the Fund may have declined, perhaps substantially, and may continue to decline, which may adversely affect the Fund’s NAV. Further, the issuer’s common stock would be subordinate to the issuer’s other security classes and therefore worsen the Fund’s standing in a bankruptcy proceeding. In addition, most CoCos are considered to be high yield or “junk” securities and are therefore subject to the risks of investing in below investment grade securities. See Below Investment Grade Risk above.”

19.	Derivatives and Hedging Transactions Risk: Please explain supplementally the “recent legislation” referenced in the disclosure.

Response: “Recent legislation” is intended to refer in large part to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and related regulation affecting the derivative market, as well as similar requirements being implemented by the European Union and some other countries. The Fund has revised the disclosure to delete the word “recent” and to otherwise reflect the passage of time since the enactment of the Dodd-Frank Act.

Investment Management (p. 8)

20.	Title: Please provide the title for Ms. Elaine Zaharis-Nikas. See Item 5(b) of Form N-1A.

Response: The Fund has revised its disclosure to include each portfolio manager’s position with the investment advisor, Cohen & Steers Capital Management, Inc.

Investment Objectives, Principal Investment Strategies, and Related Risks (pp. 9-22)

21.	Undervaluation Strategy: The Item 9(b) disclosure indicates that the Fund invests in preferred and other income securities believed to be undervalued relative to credit quality and other investment characteristics. Please briefly describe this principal “undervaluation” investment strategy in the summary. According to Form N-1A, the disclosure provided pursuant to Item 4 should be a summary of the disclosure provided pursuant to Item 9 of the Form. See also June 2014 Guidance Regarding Mutual Fund Enhanced Disclosure.

Response: The Fund has added disclosure on the “undervaluation” investment strategy to the “Principal Investment Strategies” section of the summary section of the Prospectus.

22.	Missing Risk Disclosure: As noted in the prior comment, the principal investment risks provided in the summary should be based on the information given in response to Item 9(c) of the Form. In that regard, please describe more fully in the Item 9(c) disclosure each of the risks summarized in the Item 4(b) disclosure, including the risks associated with investing in preferred securities (e.g., deferral and omission risk, credit and subordination risk), market risk, duration risk, below investment grade securities risk, extension risk, prepayment risk, convertible securities risk, management risk, and risks relating to investments in Rule 144A and Regulation S securities.

Response: The Fund has revised the Item 9(c) disclosure accordingly.

Purchasing the Class of Fund Shares That is Best for You (pp. 25-32)

23.	Share Class Comparison: Please disclose in the “Disadvantages” row of the comparison table that Class C shareholders will pay a contingent deferred sales charge. Please disclose for Class A shares that investors will pay ongoing distribution expenses, which may result in lower total performance than share classes that do not pay these fees.

Response: The Fund has revised the “Disadvantages” row to reflect that Class C shareholders may pay a contingent deferred sales charge if shares are sold within one year of their purchase and that investors in Class A shares will pay ongoing distribution expenses, which may result in lower total performance than share classes that do not pay these fees.

24.	Class A Shares: Please disclose that the initial sales load is not imposed on shares that are purchased with reinvested dividends or other distributions. See Instruction 2 to Item 12(a)(1) of Form N-1A.

Response: The Fund has added the following language to the “Class A Shares” section: “The initial sales load does not apply to shares that are purchased with reinvested dividends or other distributions.”

25.	Reinstatement Privilege: The Prospectus states that the Fund may reject an exchange order. Please disclose the maximum amount of time the Fund will take to inform investors of such a rejection. Further, please revise the disclosure to clarify that this only applies to the purchase side of an exchange, or explain the authority allowing the Fund to cancel redemption requests. See Section 22(e) of the 1940 Act.

Response: The Fund respectfully submits that the Fund believes that its current disclosure is adequate to address the Fund’s rejection of exchanges and the Fund does not believe that it is required to disclose the maximum amount of time the Fund will take to inform investors of a rejection; however, the Fund confirms that such length of time will be reasonable.

The Fund also confirms that in the rare event that an exchange order is rejected by the Fund, both the redemption and purchase side of the exchange would be rejected, as the Fund believes it is not in the shareholder’s best interest to process the redemption request without knowing if the shareholder would want to redeem the shares of the Fund if they cannot purchase the other shares that they intended to purchase. However, if the shareholder would like their redemption request to be processed even if the purchase order is rejected, the shareholder has the option of submitting a separate redemption and purchase request rather than placing an exchange order. The Fund has added disclosure clarifying this option for shareholders.

26.	Website Access: Please state whether the Fund makes available free of charge, on or through its website at a specified Internet address the information required by Item 12(a)(1) through (a)(4) and Item 23(a) of Form N-1A. If the Fund does not make this information available in this manner, please disclose the reasons why it does not do so. See Item 12(a)(5) of Form N-1A.

Response: The Fund has added disclosure indicating that the information required by Item 12(a)(1) through (a)(4) and Item 23(a) of Form N-1A is available free of charge at a specified internet address.

How to Sell Fund Shares (pp. 36-39)

27.	In-Kind Redemptions: Please disclose that in-kind securities will remain at market risk until sold, and, if true, that shareholders may incur taxable capital gains when converting the securities to cash.

Response: The Fund has revised the disclosure on in-kind redemptions as follows (new language is underlined):

“The Fund will pay redemption proceeds in cash, by check or wire, unless the Board of Directors believes that economic conditions exist which make redeeming in cash detrimental to the best interests of the Fund. In the event that this were to occur, all or a portion of your redemption proceeds would consist of readily marketable portfolio securities of the Fund transferred into your name. These securities will be subject to market risk until they are sold. You would then incur brokerage costs, and could incur a taxable gain or loss for income tax purposes, in converting the securities to cash. The Fund has elected, however, to be governed by Rule 18f-1 under the 1940 Act, as a result of which the Fund is obligated to redeem shares, with respect to any one shareholder during any 90-day period, solely in cash up to the lesser of $250,000 or 1% of the Fund’s NAV at the beginning of the period.”

Distribution Plan (p. 40)

28.	Item 12 Disclosure: Please disclose the information required by Item 12 in one place in the Prospectus. See General Instruction C.3(a) to Form N-1A.

Response: The Fund has added disclosure relating to the information required by Item 12 with respect to website access. The Fund respectfully submits that the information required by Item 12 can all be found in one place in the table under the heading, “Purchasing the Class of Fund Shares that is Best for You.”

STATEMENT OF ADDITIONAL INFORMATION

Introduction (p. 3)

29.	Diversification: In the paragraph immediately following the table listing dates of incorporation, please disclose that the Fund is a diversified fund.

Response: The Fund respectfully submits that it is non-diversified. A new table has been created on page 3 of the SAI to more clearly lay out the diversification status of each of the Cohen & Steers funds.

Investment Strategies and Policies (pp. 3-39)

30.	Missing Strategies: The chart on pages 3-5 of the SAI lists the principal investment strategies for the Fund. Please describe in the Prospectus the Fund’s principal investment strategies associated with securities lending and structured notes.

Response: The Fund respectfully submits that the chart on pages 3-5 of the SAI lists all of the investment strategies of the Fund, not just the principal investment strategies. Item 16(b) of Form N-1A asks the Fund to describe “any investment strategies…used by an investment adviser of the Fund in managing the Fund that are not principal strategies and the risks of those strategies.” While securities lending and structured notes are investment strategies of the Fund, they are not “principal investment strategies” of the Fund. The Fund believes that the Prospectus describes how the Fund currently intends to achieve its investment objective by identifying the Fund’s current principal investment strategies and the principal risks of investing in the Fund.

31.	Credit Default Swaps: The disclosure indicates that the Fund may enter into credit default swaps. Please confirm supplementally that if the Fund writes credit default swaps, the Fund will segregate the full notional amount of the credit default swap to cover such obligation.

Response: The Fund confirms that if the Fund writes credit default swaps, the Fund will segregate the full notional amount of the credit default swap to cover such obligation.

32.

Total Return Swaps: The Fund discloses that it may engage in transactions involving total return swaps. When the Fund engages in total return swaps, an appropriate amount of segregated assets must be set aside. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission fairly recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response: The Fund confirms that if the Fund engages in total return swaps, an appropriate amount of segregated assets will be set aside. The Fund also acknowledges the possibility that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements. Should any future guidance impact the way the Fund operates, the Fund will undertake to update Registration Statement disclosures as needed.

Investment Restrictions (pp. 41-46)

33.	Borrowing: When discussing the fundamental investment policy regarding borrowing, please revise to make clear that the limits on borrowing are not limited to the time of borrowing.

Response: The Fund confirms that its borrowing practices are consistent with Section 18 of the 1940 Act and that the limits on borrowing are not limited to the time of borrowing, with the exception of borrowing for purposes other than meeting redemptions, which may not exceed 5% of the value of the Fund’s total assets (including the amount borrowed) less liabilities (not including the amount borrowed) and which is calculated at the time the borrowing is made. The Fund respectfully submits that it believes that the Fund’s current disclosure addresses that the limits on borrowing are not limited to the time of borrowing, and any additional disclosure may confuse investors.

34.	Concentration: Please provide adjacent narrative disclosure indicating that the Funds will, for the purpose of determining whether a Fund’s portfolio is concentrated in a particular industry, look through to the securities held by other investment companies (including exchange-traded funds) in which the Fund invests.

Response: The Fund has added the following narrative disclosure adjacent to the concentration policies:

“To the extent that any Fund listed below invests in securities of other open- or closed-end investment companies, including ETFs, that Fund will consider the investments of those underlying open- and closed-end investment companies, to the extent known by the Fund, in determining whether the Fund is concentrated in a particular industry.”

35.	Restricted or Illiquid Securities: Please revise the non-fundamental policy of not investing more than 15% of assets in illiquid securities to clarify that this restriction will not be limited to the time of investment.

Response: The Fund respectfully declines to revise its non-fundamental policy regarding illiquid securities. The Fund would only consider this policy to be violated if, as a result of a purchase, more than 15% of the Fund’s net assets would be invested in illiquid securities. The Fund submits that this is consistent with published guidance from the Commission, including 1940 Act Release No. 31835 (“Open-End Fund Liquidity Risk Management Programs; Swing Pricing; Re-Opening of Comment Period for Investment Company Reporting Modernization Release”).

Management of the Funds (pp. 46-56)

36.	Lead Independent Director: Please disclose who currently serves as the lead independent director. See Item 17(b)(1) of Form N-1A.

Response: The Fund respectfully submits that the lead independent director is disclosed under the biography of the lead independent director, Richard E. Kroon, on page 51. However, for clarification purposes, the Fund has revised the disclosure under “Board Composition and Leadership Structure,” as follows (new language is underlined): “Each Board has determined that its leadership structure, in which the Independent Directors have designated Richard E. Kroon as lead Independent Director to function as described above, is appropriate in light of the services that the Advisor and its affiliates provide to the Funds and potential conflicts of interest that could arise from these relationships.”

Compensation of Directors and Certain Officers (pp. 56-57)

37.	Compensation Table: Although the Fund has not completed its first full year since its organization, please provide compensation information relating to the Fund for the current fiscal year, estimating future payments that would be made under an existing agreement or understanding. Please disclose in a footnote to the compensation table the period for which the information is given. See Instruction 2 to Item 17(c) of Form N-1A.

Response: The Fund has provided estimated information for the Fund for the current year with appropriate disclosure regarding the time period disclosed.

Principal Holders of Securities (pp. 57-69)

38.	Principal Holders: Please provide the information on principal holders for each fund as of a date no more than 30 days prior to the date of filing the Registration Statement. See Item 18 of Form N-1A. For each principal holder, please indicate whether the securities are owned of record, beneficially, or both, and show the respective percentage owned in each manner. See Instruction 3 to Item 18(b) of Form N-1A.

Response: The Fund has provided information on the principal holders of each of the funds as required by Item 18 of Form N-1A.

39.	Management Ownership: Please provide the management ownership information as of a date no more than 30 days prior to the date of filing the Registration Statement. See Item 18 of Form N-1A.

Response: The Fund has provided the management ownership information as required by Item 18 of Form N-1A.

Investment Advisory and Other Services (pp. 69-85)

40.	Portfolio Managers: For each Portfolio Manager of the Fund, please provide as of the most recent practicable date the number of other accounts managed, and the total assets in the accounts managed, with respect to registered investment companies, other pooled investment vehicles, and other accounts. Please also indicate the number of accounts and the total assets in the accounts with respect to which the advisory fee is based on the performance of the account. See Item 20(a) of Form N-1A.

Response: The Fund has provided the number of other accounts managed and the total assets in the accounts managed, with respect to registered investment companies, other pooled investment vehicles, and other accounts for each Portfolio Manager of the Fund as required by Item 20(a) of Form N-1A.

41.	Administrative Services: Page 23 of the Prospectus states that the Fund pays the Advisor a monthly fee for administration services. Please include information regarding this arrangement when discussing the Advisor’s administrative services in the SAI. See Item 19(c)(1) of Form N-1A.

Response: The Fund has provided additional information regarding the arrangement with the Advisor for administration services.

Financial Statements (p. 117)

42.	Omitted Statements: The Fund’s statement of assets and liabilities is not presented. We may have comments on such items when it is included in a pre-effective amendment to the Registration Statement.

Response: The Fund’s statement of assets and liabilities has been included. We understand that you may have further comments on the statement of assets and liabilities when it is included in the Amendment.

PART C

43.	“Form of” Agreements: Except as otherwise permitted by Rule 483 under the Securities Act, please file copies of the executed rather than “form of” agreements. In the case where there are two or more documents that are substantially identical in all material respects except as to the parties thereto, the dates of execution, or other details, please follow the procedures outlined in the Rule.

Response: The Fund respectfully submits that the agreements filed as exhibits to Part C are the executed versions. The Fund has removed “form of” in the applicable line items of Part C to clarify that the agreements filed are the executed versions.

44.	Omitted Items: Items 32-35 of Part C appear to be missing. Please update Part C.

Response: The Fund has updated Part C to include Items 32-35.

45.

Signatures: Under Section 6(a) of the Securities Act, any security may be registered with the Commission under the terms and conditions provided, by filing a registration statement which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions. The signature page of the Registration Statement does not appear to comply with Section 6(a) in that a majority of the directors have not provided a signature. Please conform the signature page to comply with Section 6(a) in the next amendment to the Registration Statement.

Response: The Fund respectfully submits that Robert H. Steers was the only Director of the Fund at the time the Initial Registration Statement was filed. The signature page has been updated to reflect the recent appointment of the new Directors, and is in compliance with Section 6(a).

*        *        *         *        *

We hope the Staff finds the revisions in the Amendment responsive to comments on the Registration Statement. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.796.9361.

Very truly yours,

/s/ Tina M. Payne

Tina M. Payne

Assistant Secretary

cc:      Michael Doherty

COHEN & STEERS LOW DURATION PREFERRED AND INCOME FUND, INC

280 Park Avenue, 10th Floor

New York, New York 10017

November 6, 2015

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Elisabeth Bentzinger, Senior Counsel

Re:	Cohen & Steers Low Duration Preferred and Income Fund, Inc.

    File Numbers: 333-206888; 811-23097

Ladies and Gentlemen:

At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the undersigned Registrant acknowledges the following:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

• the staff’s comments, the Fund’s changes to the disclosure in response to the staff’s comments, or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Fund may not assert either the action of the Commission or the staff in declaring the filing effective or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

COHEN & STEERS LOW DURATION PREFERRED AND INCOME FUND, INC

/s/ Tina M. Payne

Tina M. Payne

Assistant Secretary